UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DAILY JOURNAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

233912104

(CUSIP Number)

Munger, Tolles & Olson LLP
Attention:  Brett J. Rodda
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
Telephone: (213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles T. Munger
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b ) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS	OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,274 (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 51,274 (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,274 shares (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (See Item 5)
14		TYPE OF REPORTING PERSON IN – Individual

* See Instructions

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2010  (together, this “Schedule 13D”), by Mr. Charles T. Munger, with respect to the common stock, par value $0.01 per share (“Common Stock”), of Daily Journal Corporation, a South Carolina corporation. (“Daily Journal”).

EXPLANATORY NOTE

The Explanatory Note to this Schedule 13D is hereby amended to add the following information:

Effective August 1, 2012, Mr. Munger resigned as trustee of a trust owning shares of Common Stock reported in this Schedule 13D for which he was trustee but not a beneficiary.  As a result, he ceased to beneficially own the 68,883 shares of Common Stock held by such trust.   In addition, the 3,640 shares of Common Stock previously reported in this Schedule 13D over which Mr. Munger exercised shared voting and dispositive power were the shares remaining in MM&C following the MM&C Distribution.  Those 3,640 shares of Common Stock have been distributed to their beneficial owners and MM&C has been dissolved.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b), 5(c) and 5(e) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)
Mr. Munger may be deemed to beneficially own, in the aggregate, 51,274 shares of Common Stock, representing approximately 3.7% of the outstanding Common Stock. (1)  Mr. Munger has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 51,274 shares of Common Stock, including 50,000 shares of Common Stock that Mr. Munger owns personally and 1,274 shares of Common Stock held by a trust for which Mr. Munger is the trustee but not a beneficiary.

(c)	The information set forth the Explanatory Note above is incorporated by reference into this Item 5(c).

(e)
The information set forth the Explanatory Note above is incorporated by reference into this Item 5(e).  On August 1, 2012, upon the effectiveness of his resignation as trustee, Mr. Munger ceased to be the beneficial owner of more than five percent of the class of securities reported herein.

(1)     All calculations of percentage ownership in this Schedule 13D are based on 1,380,746 shares of Common Stock outstanding as of December 14, 2012, as reported in the Annual Report on Form 10-K for the fiscal year ended September 30, 2012, which was filed by Daily Journal with the SEC on December 14, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2013

CHARLES T. MUNGER

/s/ Charles T. Munger